UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ATS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

00211E104

(CUSIP Number of Common Stock Underlying Warrants)

Dr. Edward H. Bersoff

Chairman, President and Chief Executive Officer

ATS Corporation

7915 Jones Branch Drive

McLean, Virginia  22102

(703) 506-0088

Fax: (703) 748-8691

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

James J. Maiwurm

Squire, Sanders and Dempsey L.L.P.

8000 Towers Crescent Drive

14th Floor

Tysons Corner, Virginia  22182

(703) 720-7890

Fax: (703) 720-7801

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$4,729,425.30	$185.87

(1)          Estimated for purposes of calculating the amount of the filing fee only. ATS Corporation (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 36,380,195 warrants issued by Federal Services Acquisition Corporation, the Company’s legal predecessor, in its initial public offering, the opportunity  to exercise such warrants by tendering 12.5 warrants for one (1) share of common stock, on a cashless basis, and, for each 10 warrants they tender, warrant holders may pay a reduced exercise price of $2.25 to exercise one additional warrant for one share of common stock (the “Offer”). The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on April 3, 2008, which was $0.13.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration Number: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.                                   SUMMARY TERM SHEET

The information under the heading “Summary” in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.                                   SUBJECT COMPANY INFORMATION

(a)                                 The name of the subject company (issuer) and filing person (offeror) is ATS Corporation, a Delaware corporation. The address and telephone number of its principal executive offices are 7915 Jones Branch Drive, McLean, Virginia 22102, telephone (703) 506-0088.

(b)                                As of April 3, 2008, the Company had 36,380,195 warrants to purchase common stock outstanding that were issued by Federal Services Acquisition Corporation, the Company’s legal predecessor, in its initial public offering which warrants are subject to the Offer. The warrants are exercisable for an aggregate of 36,380,195 shares of common stock of the Company.

(c)                                 Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6: Price Range of Common Stock, Warrants and Units’’ of the Offer Letter is incorporated herein by reference.

Item 3.                                   IDENTITY AND BACKGROUND OF FILING PERSON

(a)                                 The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is c/o ATS Corporation, 7915 Jones Branch Drive, McLean, Virginia  22102, telephone (703) 506-0088.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Dr. Edward H. Bersoff	Chairman, President and Chief Executive Officer
Pamela A. Little	Senior Vice President and Chief Financial Officer
Joel R. Jacks	Director
Ginger Lew	Director
Joseph A. Saponaro	Director
Peter M. Schulte	Director
Edward J. Smith	Director
George Troendle	Director

Item 4.                                   TERMS OF THE TRANSACTION

(a)                                 Information about the terms of the transaction under “The Offer, Sections 1 through 13” of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)                                Each director of the Company who owns warrants will exercise all of his warrants pursuant to this Offer.  Such exercise may be through either cashless net exercise or reduced cash exercise, at the option of the director, but in accordance with the terms of the Offer.  See Item 8(a) herein for more information.

Item 5.                                   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)                                 The information under “The Offer, Section 8. Transactions and Agreements Concerning Warrants” of the Offer Letter is incorporated herein by reference.  Additionally, through January 16, 2007, the date of the Company’s acquisition of Advanced Technology Systems, Inc., the Company paid CM Equity Management, L.P., an affiliate of Messrs. Jacks and Schulte (members of the Company’s board of directors) $7,500 per month for office space and certain office and secretarial services.  The $7,500 per month was reimbursement for office space and the office and secretarial services provided to the Company by CM Equity Management, L.P., and not as compensation to Messrs. Jacks and Schulte.  Through January 16, 2007, the Company paid a total of $115,645 for the use of such office and secretarial services.

Item 6.                                   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)                                 The information about the purpose of the transaction under “The Offer, Section 5.B. Purpose of the Offer” is incorporated herein by reference.

(b)                                The securities acquired will be retired.

(c)                                 No plans or proposals described in this Schedule TO or in any materials sent to the holders of the warrants in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exercise of the warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of common stock of the Company.

Item 7.                                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)                                 Cash may be received if holders pay a reduced exercise price to exercise their warrants. The information in “The Offer, Section 7. Source and Amount of Funds” is incorporated herein by reference.

(b)                                Not applicable.

(c)                                 Not applicable.

Item 8.                                   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)                                 The Company does not beneficially own any of the warrants.  Members of the Company’s board of directors and its executive officers collectively hold 2,993,378 warrants (or 8.23% of the total outstanding warrants), which they purchased in the open market.  Specifically, board members Peter M. Schulte and Joel R. Jacks each beneficially own 1,043,653 warrants (or 2.87% of the total outstanding warrants), Joseph Saponaro owns 50,000 warrants (or 0.14% of the outstanding warrants), Edward Smith owns 10,000 warrants (or 0.03% of the outstanding warrants) and George Troendle owns 20,000 warrants (or 0.05% of the outstanding warrants).  Our President and Chief Executive Officer, Dr. Edward H. Bersoff, owns 826,072 warrants (or 2.27% of the outstanding warrants).  Each director of the Company who owns warrants, including Dr. Bersoff, will exercise all of his warrants.  Such exercise may be through either cashless net exercise or reduced cash exercise, at the option of the director, but in accordance with the terms of the Offer.

(b)                                Not applicable.

Item 9.                                   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)                                 Dealer Manager Agreement:  In connection with the Offer, the Dealer Manager, CRT Capital Group LLC (“CRT”), will receive a fee equal to US $0.01 per warrant tendered or exercised for cash, and accepted for exercise by the Company, pursuant to the terms of the Offer.  In addition, CRT is entitled to reimbursement of its reasonable out-of-pocket expenses for legal counsel and other costs.  CRT and its affiliates are beneficial owners of a significant amount of securities of the Company, including both common stock and warrants, as to which they file reports with the Securities and Exchange Commission.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. Morrow may contact warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.                            FINANCIAL STATEMENTS

(a)                                 Incorporated by reference are the Company’s financial statements for the fiscal years ended December 31, 2007, 2006 and 2005 (successor) and the three months ended January 15, 2007 and fiscal years ended October 31, 2006 and 2005 (predecessor) that were furnished in the Company’s Annual Report on Form 10-K and filed with the SEC on March 17, 2008, and as amended on March 21, 2008 and April 4, 2008.  The full text of the Annual Report on Form 10-K, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)                                None.

Item 11.                            ADDITIONAL INFORMATION

(a)                                 (1)                                  There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)                                 There are no applicable regulatory requirements or approvals needed for the Offer.

(3)                                 Not applicable.

(4)                                 The margin requirements of Section 7 of the Securities Exchange Act of 1934 and the related regulations are inapplicable.

(5)                                 None.

(b)                                None.

Item 12.                            EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)                                 (1)                                  Offer Letter to Warrant Holders, dated April 8, 2008.

(2)                                 Dealer Manager Agreement, dated April 8, 2008.

(3)                                 Letter of Transmittal.

(4)           Notice of Guaranteed Delivery.

(5)           Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(6)           Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(7)           Registrant’s Registration Statement on Form S-1 (File No. 333-124638) initially filed May 4, 2005, as amended, and Post-Effective Amendments on Form S-3 to Form S-1 filed January 31, 2007, May 15, 2007 and April 8, 2008 (Incorporated herein by reference).

(8)           Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 17, 2008 (Incorporated herein by reference).

(9)           Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed March 21, 2008 (Incorporated herein by reference).

(10)         Amendment to Annual Report on Form 10-K for the year ended December 31, 2007 and filed April 4, 2008 (Incorporated herein by reference).

(11)         Press Release dated April 8, 2008.

(b)                                 Not applicable.

(c)                                  Not applicable.

(d)                                 None.

(h)                                 Not applicable.

Item 13.                            INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATS CORPORATION

By:	/s/ Dr. Edward H. Bersoff
Name:	Dr. Edward H. Bersoff
Title:	Chairman, President and Chief Executive
Officer

Date: April 8, 2008